UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PLC Systems Inc.

(Exact name of registrant as specified in its charter)

Yukon Territory, Canada	04-3153858
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

10 Forge Park, Franklin, Massachusetts	02038
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Title of each class to be so registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value per share

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

PLC Systems Inc. (the “Registrant”) is filing this Form 8-A in connection with the delisting of its common stock from NYSE Alternext US LLC (formerly the American Stock Exchange) on November 7, 2008 and the filing of a Form 25 with respect to the removal of its common stock from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, on November 20, 2008.

Item 1.  Description of Registrant’s Securities to be Registered.

The Registrant’s capital stock consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in series, without par value.  The following summary describes the material terms of the Registrant’s capital stock as of the date of this filing.

Common Stock

As of November 24, 2008, 30,331,935 shares of the Registrant’s common stock were outstanding. In addition, as of November 24, 2008, options to purchase a total of 5,498,585 shares of the Registrant’s common stock were outstanding with a weighted average exercise price of $0.71 per share.

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Two shareholders or proxyholders holding not less than ten percent (10%) of the Registrant’s outstanding shares entitled to vote at a meeting constitute a quorum for shareholder action at such meeting. Directors are elected by a majority of the votes cast on the matter. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Registrant’s board of directors out of funds legally available, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation or dissolution of the Registrant, the holders of the Registrant’s common stock are entitled to receive ratably the Registrant’s net assets available after the payment of all of the Registrant’s debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of the Registrant’s common stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The rights, powers, preferences and privileges of holders of the Registrant’s common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Registrant may designate and issue in the future.

Preferred Stock

The Registrant’s articles of continuance authorize the Registrant’s board of directors, subject to any limitations prescribed by law, without further shareholder approval, to issue from time to time an unlimited number of shares of preferred stock, in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as are determined by the Registrant’s board of directors, which may include, among others, dividend rights, voting rights, redemption provisions, liquidation preferences, conversion rights and preemptive rights.

The Registrant’s shareholders have granted the Registrant’s board of directors authority to issue the preferred stock and to determine its rights and preferences in order to eliminate delays associated with a shareholder vote on specific issuances. The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of the Registrant’s common stock and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of the Registrant’s outstanding voting stock.

Yukon Business Corporations Act, Charter and By-Law Provisions; Anti-Takeover Effects

The Registrant’s board of directors is classified into three classes, as nearly equal in size as possible, with staggered three-year terms. In addition, the Registrant’s by-laws provide that directors may be removed only by a majority of the votes cast on the matter at a meeting of shareholders or by unanimous written consent of shareholders. Under the Registrant’s by-laws, any vacancy on its board of directors may be filled by a vote of a majority of the directors then in office. The Registrant’s articles of continuance provides that the board of directors may appoint additional directors, provided that the number of directors appointed by the board of directors may not exceed one-third of the number of directors in office at the end of the Registrant’s last annual meeting of shareholders. Any director appointed by the Registrant’s board of directors, however, may only serve until the next annual meeting of the Registrant’s shareholders. The classification of the Registrant’s board of directors and the limitations on the removal of directors and the filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control.

The Yukon Business Corporations Act provides that, under certain circumstances, holders of not less than 5% of the Registrant’s outstanding voting stock may requisition the directors to call a meeting of shareholders. Otherwise, the Registrant’s by-laws provide that meetings of the shareholders may only be called by the Registrant’s board of directors, except that, in limited circumstances, a shareholder may call a special meeting to fill a vacancy in the Registrant’s board of directors following a failure of the board of directors to fill such vacancy.  The Registrant’s by-laws also provide that its shareholders may act by written consent only if such consent is unanimous. The foregoing provisions could have the effect of delaying until the next shareholders’ meeting shareholder actions that are favored by the holders of a majority of the Registrant’s outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for the Registrant’s common stock because such person or entity, even if it acquired a majority of the Registrant’s outstanding voting securities, would be able to take action as a shareholder, such as electing new directors or approving a merger, only at a duly called shareholders meeting, and not by written consent.

The Yukon Business Corporations Act provides generally that the affirmative vote of two-thirds of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation and that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s by-laws. The shareholder vote is in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any such amendments are submitted to shareholders.

Item 2.  Exhibits.

Exhibit No.	Description

3.1

Articles of Continuance, pursuant to the Yukon Business Corporations Act, as amended, incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, as previously filed with the Securities and Exchange Commission.

3.2

By-Law No. 1, a By-Law relating generally to the transaction of the business and affairs of PLC Systems Inc., incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999, as previously filed with the Securities and Exchange Commission.

4.1

Form of Common Stock Certificate, incorporated by reference to the Registrant’s registration statement on Form S-1 (SEC File No. 33-48340) and amendments thereto, as previously filed with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PLC SYSTEMS INC.

Date: November 25, 2008	By:	/s/ James G. Thomasch
James G. Thomasch, Senior Vice President, Finance and Administration and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1

Articles of Continuance, pursuant to the Yukon Business Corporations Act, as amended, incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, as previously filed with the Securities and Exchange Commission.

3.2

By-Law No. 1, a By-Law relating generally to the transaction of the business and affairs of PLC Systems Inc., incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999, as previously filed with the Securities and Exchange Commission.

4.1

Form of Common Stock Certificate, incorporated by reference to the Registrant’s registration statement on Form S-1 (SEC File No. 33-48340) and amendments thereto, as previously filed with the Securities and Exchange Commission.